Exhibit 99.1

Canaan Inc. Reports Unaudited First Quarter 2021 Financial Results

BEIJING, June 1, 2021 — Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First quarter 2021 Operating and Financial Highlights

Total computing power sold was 2.0 million Thash/s, increasing by 122.2% from 0.9 million Thash/s in the same period of 2020 and by 900.0% from 0.2 million Thash/s in the fourth quarter of 2020. The sequential increase was mainly due to an increase in the number of Bitcoin mining machines being delivered in the first quarter of 2021.

In addition, the larger volume of sales orders of Bitcoin mining machines received by the Company also resulted in a large number of down payments, which caused the Company’s contract liabilities to increase from RMB430.4 million as of December 31, 2020, to RMB1,210.6 million (US$184.8 million) as of March 31, 2021.

Total net revenues were RMB402.8 million (US$61.5 million), compared to RMB68.3 million in the same period of 2020 and RMB38.2 million in the fourth quarter of 2020.

Gross profit was RMB194.2 million (US$29.6 million), compared to RMB2.4 million in the same period of 2020 and RMB9.1 million in the fourth quarter of 2020.

Net income was RMB1.2 million (US$0.2 million), compared to a loss of RMB39.9 million in the same period of 2020 and a loss of RMB72.0 million in the fourth quarter of 2020.

Non-GAAP adjusted net income was RMB143.2 million (US$21.9 million), compared to a loss of RMB38.2 million in the same period of 2020 and a loss of RMB73.1 million in the fourth quarter of 2020.

Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, commented, “Our financial performance improved significantly in the quarter, driven by the Bitcoin price rally, higher customer demand for quality mining machines, and our ability to ramp up mining machine production and deliveries. During the period, we improved our mining machine production yields and secured sufficient capacity for future production by forging tighter partnerships with key foundry partners and other suppliers. We also maintained our strategic focus on enhancing our R&D capabilities to augment the quality and performance of our mining machines. By leveraging our technology leadership, we have obtained a large number of pre-orders from long-term clients both at home and abroad. These preorders and the net proceeds from our registered direct offering in May have significantly enhanced our cash position, providing us with more stability as we continue to refine our supply chain management, expand our overseas presence, and accelerate the development of our other business segments, such as AI and Artificial IoT, going forward.”

Mr. Tong He, Chief Financial Officer of Canaan, stated, “We delivered solid financial results in the quarter, with total net revenues increasing by 489.9% year over year. More importantly, we recorded a non-GAAP adjusted net income of RMB143.2 million, compared to a non-GAAP adjusted net loss of RMB38.2 million a year ago. We have made meaningful progress in the expansion of our global customer base during the quarter. As a result, our revenues generated from overseas markets increased to 78.4% of our total net revenues in the first quarter of 2021 compared to 4.9% in the same period of 2020 . Looking ahead, we plan to continue investing in those areas that will help to further develop both our core Bitcoin mining machine business and other business initiatives in order to sustain our growth trajectory in 2021 and beyond.”

First quarter 2021 Financial Results

Total net revenues in the first quarter of 2021 increased to RMB402.8 million (US$61.5 million) from RMB68.3 million in the same period of 2020 and RMB38.2 million in the fourth quarter of 2020. The year-over-year and quarter-over-quarter increases were mainly due to the increase in total computing power sold.

Cost of revenues in the first quarter of 2021 increased to RMB208.6 million (US$31.8 million) from RMB65.9 million in the same period of 2020 and RMB29.2 million in the fourth quarter of 2020. Both the year-over-year and sequential increases in cost of revenues were in line with the changes in the Company’s Thash sales volume and cost per Thash.

Gross profit in the first quarter of 2021 increased to RMB194.2 million (US$29.6 million) from RMB2.4 million in the same period of 2020 and RMB9.1 million in the fourth quarter of 2020. Gross margin in the first quarter of 2021 improved to 48.2% from 3.5% in the same period of 2020 and 23.8% in the fourth quarter of 2020.

Total operating expenses in the first quarter of 2021 were RMB207.9 million (US$31.7 million), compared to RMB73.5 million in the same period of 2020 and RMB80.1 million in the fourth quarter of 2020.

Research and development expenses in the first quarter of 2021 were RMB58.2 million (US$8.9 million), increasing by 39.2% from RMB41.8 million in the same period of 2020 and 45.2% from RMB40.1 million in the fourth quarter of 2020. The increases were mainly driven by higher share-based compensation expense in the first quarter of 2021, partially offset by decreases in contractor expenses and other expenses related to the Company’s research and development activities. Research and development expenses in the first quarter of 2021 included share-based compensation expenses of RMB24.1 million (US$3.7 million) mainly due to the restricted share units which were granted in the first quarter of 2021 according to the amended 2018 Share Incentive Plan.

Selling and marketing expenses in the first quarter of 2021 were RMB6.3 million (US$1.0 million), compared to RMB4.1 million in the same period of 2020 and RMB6.1 million in the fourth quarter of 2020. The increases were mainly driven by higher share-based compensation in the first quarter of 2021, partially offset by lower advertising expenses. Selling and marketing expenses in the first quarter of 2021 included share-based compensation expenses of RMB3.0 million (US$0.5 million). The higher share-based compensation was mainly due to the restricted share units which were granted in the first quarter of 2021 according to the amended 2018 Share Incentive Plan.

General and administrative expenses in the first quarter of 2021 were RMB143.4 million (US$21.9 million), compared to RMB27.6 million in the same period of 2020 and RMB33.9 million in the fourth quarter of 2020. General and administrative expenses in the first quarter of 2021 included share-based compensation expenses of RMB114.8 million (US$17.5 million). The higher share-based compensation was mainly due to the restricted share units which were granted in the first quarter of 2021 according to the amended 2018 Share Incentive Plan.

Loss from operations in the first quarter of 2021 narrowed to RMB13.7 million (US$2.1 million) from RMB71.1 million in the same period of 2020 and RMB71.0 million in the fourth quarter of 2020.

Net income attributable to ordinary shareholders in the first quarter of 2021 was RMB1.2 million (US$0.2 million), compared to a loss of RMB39.9 million in the same period of 2020 and a loss of RMB72.0 million in the fourth quarter of 2020.

Non-GAAP adjusted net income in the first quarter of 2021 was RMB143.2 million (US$21.9 million), compared to a loss of RMB38.2 million in the same period of 2020 and a loss of RMB73.1 million in the fourth quarter of 2020. Non-GAAP adjusted net income/loss excludes share-based compensation expenses. For further information, please refer to “Use of Non-GAAP Financial Measures” in this release.

Basic and diluted net earnings per American depositary share (“ADS”) in the first quarter of 2021 were both RMB0.01 (US$0.00). In comparison, basic and diluted net loss per ADS in the same period of 2020 were both RMB0.25, while basic and diluted net loss per ADS in the fourth quarter of 2020 were both RMB0.46. Each ADS represents 15 of the Company’s Class A ordinary shares.

Contract liabilities as of March 31, 2021, were RMB1,210.6 million (US$184.8 million), increasing from RMB430.4 million as of December 31, 2020, mainly due to the increased down payments for the sales orders of Bitcoin mining machines to be delivered in the coming quarters.

Accrued liabilities and other current liabilities as of March 31, 2021, were RMB476.4 million (US$72.7 million), increasing from RMB63.3 million as of December 31, 2020. In April 2021, the Company terminated a sales contract for its Bitcoin mining machines and refunded the customer’s down payment of RMB364.2 million (US$56.2 million), which was recorded in accrued liabilities and other current liabilities as of March 31, 2021.

As of March 31, 2021, the Company had cash and cash equivalents of RMB1,337.8 million (US$204.2 million), compared to RMB391.3 million as of December 31, 2020. Short-term investments, as of March 31, 2021, decreased to RMB8.5 million (US$1.3 million) from RMB62.4 million as of December 31, 2020, as the Company redeemed certain short-term financial products in the first quarter of 2021. These investments are highly liquid and can be recouped at any time.

Recent Development

On May 3, 2021, the Company completed a registered direct offering of 13,492,065 ADSs, each representing 15 Class A ordinary shares of the Company, at a price of US$12.60 per ADS, as well as warrants to purchase up to 4,047,620 ADSs with an exercise price of US$16.38 per ADS, and warrants to purchase up to 674,603 ADSs at an exercise price of US$15.75 per ADS. The public offering price of this placement was US$170,000,019.

Business Outlook

As the Company mass produces its new generation of Bitcoin mining machines, it also expects its yields and deliveries to increase substantially as compared with the first quarter of 2021. The Company recognizes that the trends in Bitcoin prices are currently hard to predict and cannot provide financial guidance due to Bitcoin’s price volatility in late May of this year.

Conference Call Information

The Company’s management team will hold a Direct Event conference call on Tuesday, June 1, 2021, at 8:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Canaan Inc. First Quarter 2021 Earnings Conference Call
Registration Link:	http://apac.directeventreg.com/registration/event/1050349

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A replay of the conference call will be accessible through June 9, 2021, by dialing the following numbers:

International:	+61-2-8199-0299
United States:	+1-646-254-3697
Hong Kong, China:	+852-3051-2780
Replay PIN:	1050349

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at investor.canaan-creative.com.

About Canaan Inc.

Established in 2013, Canaan (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production and software services. The company’s vision is “super computing is what we do, social enrichment is why we do”. Canaan has a rich experience in chip design and streamlined production in the ASIC field. In 2013, it released and mass produced its first ASIC Bitcoin mining machine. In 2018, Canaan released the world’s first 7nm ASIC chip, providing energy efficient computing equipment to the cryptocurrency mining industry. In the same year, Canaan released the world’s first RISC-V architecture commercial edge AI chip, further harnessing the potential of AISC technology in the field of high-performance computing and artificial intelligence.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.5518 to US$1.00, the noon buying rate in effect on March 31, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

In evaluating Canaan’s business, the Company considers and uses adjusted net income as a supplemental measure to review and assess its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation expense.

Canaan believes that adjusted net income helps to identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses that the Company excludes in adjusted net income. The Company believes that adjusted net income provides useful information about our operating results, enhances the overall understanding of Canaan’s past performance and future prospects and allows for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measure “adjusted net income/loss” is not defined under U.S. GAAP, is not presented in accordance with U.S. GAAP and has limitations as an analytical tool. One of the key limitations of using adjusted net loss is that it does not reflect all of the items of income and expense that affect the Company’s operations. Share-based compensation has been and may continue to be incurred in Canaan’s business and is not reflected in the presentation of adjusted net income/loss. Further, the non-GAAP financial measure “adjusted net income/loss” may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

Investor Relations Contact

Canaan Inc.

Mr. Shaoke Li

Email: IR@canaan-creative.com

ICR Inc.

Robin Yang

Tel: +1 (347) 396-3281

Email: canaan.ir@icrinc.com

CANAAN INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	As of December 31,	As of March 31,
	2020	2021	2021
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	391,310	1,337,795	204,187
Restricted cash	4,494	860	131
Short-term investments	62,386	8,500	1,297
Accounts receivable	7,128	7,038	1,074
Inventories	225,522	376,107	57,405
Prepayments and other current assets	316,366	593,938	90,654

Total current assets	1,007,206	2,324,238	354,748

Non-current assets:
Property, equipment and software	12,193	10,461	1,597
Operating lease assets	—	12,725	1,942
Right-of-use assets, net	14,422	11,592	1,769
Other non-current assets	2,530	2,530	386
Non-current financial investment	25	25	4

Total non-current assets	29,170	37,333	5,698

Total assets	1,036,376	2,361,571	360,446

LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debts	34,754	24,986	3,814
Accounts payable	37,407	45,208	6,900
Notes payable	13,963	7,368	1,125
Contract liabilities	430,388	1,210,618	184,776
Accrued liabilities and other current liabilities	63,343	476,440	72,718
Lease liabilities, current	12,621	10,592	1,617

Total current liabilities	592,476	1,775,212	270,950

Non-current liabilities:
Lease liabilities, non-current	3,322	697	106
Other non-current liabilities	8,020	7,567	1,155

Total non-current liabilities	11,342	8,264	1,261

Total liabilities	603,818	1,783,476	272,211

Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 1,000,000,000,000 shares authorized, 2,372,222,222 shares issued, 2,328,326,132 shares outstanding as of December 31, 2020 and March 31, 2021)	1	1	—
Subscriptions receivable from shareholders	(1)	(1)	—
Treasury stocks (US$0.00000005 par value; 43,896,090 shares as of December 31, 2020 and March 31, 2021)	(23,915)	(23,915)	(3,650)
Additional paid-in capital	1,634,619	1,776,595	271,161
Statutory reserves	97,307	97,307	14,852
Accumulated other comprehensive loss	(79,780)	(77,423)	(11,817)
Accumulated deficit	(1,195,673)	(1,194,469)	(182,311)

Total shareholders’ equity	432,558	578,095	88,235

Total liabilities and shareholders’ equity	1,036,376	2,361,571	360,446

CANAAN INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(all amounts in thousands of RMB, except share and per share data, or as otherwise noted)

	For the Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	RMB	US$

Net revenues
Products revenue	67,032	37,838	396,562	60,527
Leases revenue	994	—	5,922	904
Service revenue	24	68	224	34
Other revenues	223	340	66	10

Total net revenues	68,273	38,246	402,774	61,475
Cost of revenues	(65,885)	(29,155)	(208,556)	(31,832)

Gross profit	2,388	9,091	194,218	29,643

Operating expenses:
Research and development expenses	(41,794)	(40,057)	(58,161)	(8,877)
Sales and marketing expenses	(4,132)	(6,147)	(6,298)	(961)
General and administrative expenses	(27,589)	(33,887)	(143,426)	(21,891)

Total operating expenses	(73,515)	(80,091)	(207,885)	(31,729)

Loss from operations	(71,127)	(71,000)	(13,667)	(2,086)
Interest income	1,824	173	430	66
Investment income	1,063	895	184	28
Interest expense	(1,185)	(98)	(231)	(35)
Foreign exchange gains, net	240	33	13,008	1,985
Other income/(loss), net	29,239	(2,054)	1,489	227

(Loss)/income before income tax expenses	(39,946)	(72,051)	1,213	185
Income tax expense	—	96	(9)	(1)

Net (loss)/income	(39,946)	(71,955)	1,204	184

Foreign currency translation adjustment, net of nil tax	6,483	(15,238)	2,357	360

Total comprehensive (loss)/income	(33,463)	(87,193)	3,561	544

Weighted average number of shares used in per share calculation:
— Basic	2,350,123,270	2,332,549,534	2,349,277,761	2,349,277,761
— Diluted	2,350,123,270	2,332,549,534	2,423,489,527	2,423,489,527
Net (loss)/earning per share (cent per share)
— Basic	(1.70)	(3.08)	0.05	0.01
— Diluted	(1.70)	(3.08)	0.05	0.01
Share-based compensation expenses were included in:
Research and development expenses	1,120	(1,625)	24,059	3,672
Sales and marketing expenses	11	8	2,980	455
General and administrative expenses	600	457	114,760	17,516
Cost of revenues	—	—	177	27

The table below sets forth a reconciliation of net (loss)/income to non-GAAP adjusted net (loss)/income for the period indicated:

	For the Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	RMB	US$
Net (loss)/income	(39,946)	(71,955)	1,204	184
Share-based compensation expense	1,731	(1,160)	141,976	21,670

Non-GAAP adjusted net (loss)/income	(38,215)	(73,115)	143,180	21,854